

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Ms. Jody H. Feragen
Chief Financial Officer
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

      Re: Hormel Foods Corporation
             Form 10-K for the Year Ended October 26, 2014
             Filed December 17, 2014
             File No. 001-02402

Dear Ms. Feragen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Melissa Raminpour

               Melissa Raminpour
               Branch Chief